VIA EDGAR

September 7, 2010

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Congressional Effect Family of Funds (“Trust”) (File Nos. 333-148558 and 811-22164) on behalf of the Congressional Effect Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

Pursuant to (1) the Securities Act of 1933, as amended and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, we are enclosing with this correspondence for filing on behalf of the Trust Post-Effective Amendment No. 6 to the Trust’s Registration Statement (the “Amendment”).

The Amendment incorporates responses to oral comments received from Mr. Dominic Minore of the Securities and Exchange Commission (the “Commission”) on August 23, 2010 in connection with the review of Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A, which was filed electronically on July 9, 2010. In accordance with Rule 485(b)(4), we hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

The Trust previously submitted its response to Mr. Minore’s comments through EDGAR correspondence on September 3, 2010. Notwithstanding the staff’s comments, the Trust acknowledges that:

1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/  Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Dominic Minore
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Eric T. Singer
Congressional Effect Management, LLC
420 Lexington Avenue, Suite 601
New York, NY 10170